Exhibit 99.2

Press Release

Shares D.E MASTER BLENDERS 1753 start official trading

Amsterdam, July 9th, 2012 – With the listing on NYSE Euronext Amsterdam becoming official today, D.E MASTER BLENDERS 1753 has successfully finalised the process of establishing a listed independent pure-play coffee and tea company.

D.E MASTER BLENDERS 1753 started to trade on NYSE Euronext in Amsterdam on June 12, 2012 on an “as-if-and-when-issued/delivered” (AIW) basis, with settlement taking place from July 9, 2012 onwards. The spin-off from Sara Lee Corp. became official on June 28, 2012, following the registration period from June 13 to June 28. With all technical and legal processes now finalised, trading in D.E MASTER BLENDERS 1753 is now unconditional and the listing final and official. Options on the shares will be introduced today on the Amsterdam derivatives market of NYSE Liffe.

Michel Cup, CFO of D.E MASTER BLENDERS 1753 commented: “D.E. MASTER BLENDERS 1753 offers a compelling growth story. We have the ambition to become the number two coffee and tea company in the world through value added offerings, innovation and expansion. The independent listing gives us additional flexibility in structuring transactions and provides greater visibility in the financial markets.”

The creation of a stand-alone focussed company enables D.E MASTER BLENDERS 1753 to more rapidly introduce new products and to react faster to changes in its markets. There is a more streamlined organisation due to the reduced number of management layers, and the company is able to optimise its capital structure more easily than as part of a larger conglomerate business. The independence offers greater strategic flexibility, including more opportunities for strategic partnerships and/or acquisitions.

Forward-Looking Information

This press release and other documents and statements of D.E MASTER BLENDERS 1753 contain certain forward-looking statements generally preceded by terms such as “expects”, “projects”, “anticipates” or “believes”. These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, D.E MASTER BLENDERS 1753 wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause D.E MASTER BLENDERS 1753’s actual results to differ from such forward-looking statements are those described in the Registration Statement on Form F-1 (Registration No. 333-179839) filed by D.E MASTER BLENDERS 1753 with the Securities and Exchange Commission. D.E MASTER BLENDERS 1753 undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.6 billion in fiscal year 2011 and employs around 7.500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com